Exhibit 99.1

NewGen Subsidiary Signs Memorandum of Understanding with Prominent UAE Real Estate Developer

The agreement with BNW Real Estate Development LLC positions NewGenDigital to maximize the profitability of its recently acquired plot of land in the UAE

Potential net return for the project is estimated to be as high as US$67 million per a feasibility study compiled by BNW

BANGKOK, July 21, 2025 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or the “Company”), a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments, today announced that its subsidiary, NewGenDigital Limited (“NewGenDigital”), has signed a Memorandum of Understanding (the “MOU”) with BNW Real Estate Development LLC (“BNW”), a prominent real estate developer in Ras Al Khaimah and Dubai, UAE. Per the terms of the MOU, NewGenDigital and BNW will endeavour to negotiate and execute a definitive Joint Venture Agreement (“JVA”) to form a special-purpose vehicle (“SPV”) with the intention of developing NewGenDigital’s recently acquired strategic plot of land in Ras Al Khaimah’s Beach District, UAE (the “Plot”).

BNW is currently developing 6 new residential properties in Ras Al Khaimah and Dubai, and manages a real estate portfolio of about US$520M. BNW has previously won “Best Residential High-Rise Development, Arabia” at the Arabian Property Awards 2024-2025 and “Best International Residential High-Rise Development at the International Property Awards 2024-2025” in London. As a development partner, BNW will work with NewGenDigital to oversee the overall execution, project management, sales, leasing, and marketing of NewGenDigital’s Plot, leveraging their experience in the region to maximize profitability in compliance with applicable laws and industry standards.

Per the terms of the MOU, BNW will be responsible for all the construction cost, management cost, and a share of marketing and brokerage cost related to the Plot development. NewGenDigital shall contribute towards the initial 36% of the land cost. The remaining 64% of the land cost shall be funded initially by BNW, covering both its own and NewGenDigital’s share. Any payments made by BNW on behalf of NewGenDigital, including balance land cost or other obligations, shall be deducted exclusively from NewGenDigital’s entitlement at the time of final settlement. NewGenDigital shall receive 36% of the gross sales revenue generated from the project, from which its share of brokerage cost and marketing cost as well as 64% of the land cost shall be deducted.

Based on preliminary estimates in a feasibility study prepared by BNW on the Plot, it is estimated that NewGenDigital might generate a net return of up to US$67 million after deducting its own contribution of land cost of about US$24M, its share of marketing and brokerage cost, and balance land cost, representing a net return of 272% on investment. These figures assume an estimated sale price of AED3,000 per square foot, equivalent to approximately US$817 per square foot as of July 14, 2025, a saleable area of 527,753 square feet, representing 100% efficiency of GFA, and consultant, construction and administration costs of AED823 per square foot in aggregate. The assumptions are subject to actuals and approvals from the master developer.

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen, commented, “We are very pleased to announce this strategic partnership between NewGenDigital and BNW, a renowned developer with an impressive track record in the UAE. This collaboration represents a significant milestone in NewGenDigital's expansion strategy, allowing our subsidiary to develop its prime land acquisition in Ras Al Khaimah's Beach District while minimizing its initial capital outlay. The projected return on investment is substantial, and this venture contributes to NewGen’s overall diversification as we continue to grow beyond our core fertility services business. We look forward to NewGenDigital’s collaboration with BNW to maximize the potential of this exceptional property development opportunity.”

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen’s management team collectively has over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, business strategy, and financial condition. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including, but not limited to: (i) there is no guarantee that the parties will successfully execute a definitive joint venture agreement, or that the project will proceed as contemplated; and (ii) the feasibility study and financial projections (including the estimated net return of up to US$67 million) are preliminary, based on assumptions by BNW, and subject to significant uncertainties, including fluctuations in real estate market conditions, variations in construction costs, and the assumption of 100% sale efficiency, which may or may not materialize. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s ability to implement its business plans, identify and realize additional opportunities, meet or exceed its financial projections, and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s annual report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC
Robin Yang
Phone: +1 (212) 537-4406
Email: Newgenivf.IR@icrinc.com